Exhibit 99.6

NICE Actimize Wins Four 2023 Global Banking & Finance Awards Highlighting
Innovation in Anti-Money Laundering Technology

With industry-proven AI and machine learning capabilities, NICE Actimize’s AML solutions aid detection accuracy and use predictive analytics to identify and prioritize truly suspicious alerts

Hoboken, N.J., September 26, 2023 – NICE Actimize, a NICE (NASDAQ: NICE) business, today announced that Global Banking & Finance Review, a financial media platform with over three million readers worldwide, has awarded the company its “Excellence in Innovation” award as a leading provider of Anti-Money Laundering solutions. The award honors NICE Actimize performance across four major geographical areas: North America, Europe, Asia Pacific, and LATAM.

Marking a year of innovation, NICE Actimize launched its breakthrough Suspicious Activity Monitoring (SAM-10) solution. Built to detect more suspicious activity while reducing false positives, NICE Actimize’s SAM-10 introduces significant enhancements to its award-winning anti-money laundering solution, incorporating multiple layers of defense which strengthen the others and offer comprehensive coverage and detection of suspicious activity for financial institutions. With SAM-10, suspicious activity can be intricately understood, accurately monitored, and detected more quickly.

Wanda Rich, Editor, Global Banking & Finance Review, said, “NICE Actimize has demonstrated continued excellence in advancing anti-money laundering solutions, winning this accolade for the second consecutive year. Our judges and editorial team congratulate NICE Actimize for its outstanding contributions to innovative anti-money laundering solutions across four major global markets.”

“NICE Actimize and its extensive partner network is excited to bring its breakthrough anti-money laundering solutions to customers around the world,” said Craig Costigan, CEO, NICE Actimize. “NICE Actimize’s unique, multilayered approach is a true industry differentiator that brings transaction monitoring to the next level.”

NICE Actimize’s SAM-10 offers next-generation analytics, including machine learning for advanced anomaly detection, model optimization, and network risk analytics, detecting suspicious relationships and transaction patterns accurately.

The 2023 Global Banking & Finance Awards® recognitions included the following winning categories for NICE Actimize: Most Innovative Anti-Money Laundering Solution North America 2023; Most Innovative Anti-Money Laundering Solution EMEA 2023; Most Innovative Anti-Money Laundering Solution APAC 2023; and most innovative Anti-Money Laundering Solution LATAM 2023.

NICE Actimize’s Anti-Money Laundering Solution suite provides the power and flexibility to effectively manage risks end to end throughout the entire customer life cycle. With industry-proven, AI and machine learning, the solution suite creates intelligent peer segments, optimizes detection models to aid detection accuracy and uses predictive analytics to identify and prioritize truly suspicious alerts, sending high-risk alerts to the right team at the right time and ensuring effective outcomes and accurate Suspicious Activity Report (SAR) filings.

To playback the webinar, “How to Fortify Your Transaction Monitoring with a Layered Approach,” please click here.

Please click here for further information on NICE Actimize Suspicious Activity Monitoring (SAM-10) solutions.

About Global Banking & Finance Review
Global Banking & Finance Review® is a leading Financial Platform established in 2010 – A Media Powerhouse with its own Online Portal, Print & Digital magazine reaching over 3 million readers worldwide on an annual basis. Since the inception of the Global Banking & Finance Awards® in 2011, The Awards reflect the innovation, achievement, strategy, progressive and inspirational changes taking place within the Global Financial community. The awards were created to recognize companies of all sizes which are prominent in particular areas of expertise and excellence within the financial world. The Global Banking & Finance Awards are known throughout the global banking and financial community as a symbol of excellence.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction.www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.